EXHIBIT 2

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

Our interim consolidated financial statements are prepared according to Canadian Generally Accepted Accounting Principles (“GAAP”). The following tables provide a reconciliation of the material differences between Canadian GAAP and United States GAAP relating to the statement of operations and total shareholders’ equity.

Reconciliation of Net Earnings

For the three months ended March 31
(in $ millions, except share amounts) (unaudited)	2007	2006 (k)

Canadian GAAP - Earnings from continuing operations	526	403
Differences:
Deferred costs (a)	(1)	(3)
Net benefit plans cost (b)	4	(6)
Income from joint ventures (c)	2	80
Capitalized interest (g)	7	10
Income taxes (h)	(45)	-
Dilution gain (i)	(4)	-

United States GAAP - Earnings from continuing operations	489	484
Discontinued operations - United States GAAP (c) (e)	1	8

United States GAAP - Net earnings	490	492
Dividends on preferred shares (d)	(30)	(18)

United States GAAP - Net earnings applicable to common shares	460	474

Other comprehensive income - net of income taxes
Net change in unrealized gains on available-for-sale investments (d) (f)	275	5
Net change in gains on derivatives designated as cash flow hedges (d) (f)	2	(3)
Net change in unrealized gains on currency translation adjustment (CTA)	2	72
Net benefit plans cost (b)	(13)	-

Comprehensive income	726	548

Net earnings per common share - basic
Continuing operations	0.57	0.50
Discontinued operations	-	0.01

Net earnings	0.57	0.51
Net earnings per common share - diluted
Continuing operations	0.57	0.50
Discontinued operations	-	0.01

Net earnings	0.57	0.51
Dividends per common share	0.365	0.33
Average number of common shares outstanding - basic (millions)	806.0	920.5

Statements of Accumulated Other Comprehensive Loss

		December 31,
(in $ millions) (unaudited)	March 31, 2007	2006

Currency translation adjustment	-	(2)
Available-for-sale investments and derivatives designated as cash flow hedges (d) (f)	282	5
Net benefit plans cost (b)
Net actuarial losses	(1,370)	(1,355)
Net past service costs	(61)	(62)
Net transitional obligations	(94)	(95)

Accumulated other comprehensive loss	(1,243)	(1,509)

Reconciliation of Total Shareholders’ Equity

	March 31,	December 31,
(in $ million) (unaudited)	2007	2006 (k)

Canadian GAAP - Total shareholders’ equity	14,747	13,367
Differences:
Deferred costs (a)	(32)	(31)
Net benefit plans cost (b)
Valuation allowance	76	75
Net actuarial losses	(1,606)	(1,594)
Net past service costs	(61)	(62)
Net transitional obligations	(94)	(95)
Business combinations and goodwill (i)	64	68
Available-for-sale investments and derivatives designated as cash flow hedges (d) (f)	27	32
Capitalized interest (g)	378	371
Income taxes (h)	591	-
Other	-	3

United States GAAP - Total shareholders’ equity	14,090	12,134

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(a) Deferred Costs

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Net Benefit Plans Cost

Under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances.

Effective December 31, 2006, we adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on a prospective basis. This standard requires that we:

  recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively.
  recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period.

Prior to December 31, 2006, under United States GAAP, an additional minimum liability was recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible asset equal to the unrecognized prior service costs was recorded. Any difference was recorded through other comprehensive income.

(c) Income from Joint Ventures

Under Canadian GAAP, we account for our joint venture investments using the proportionate consolidation method. Under United States GAAP, we account for these investments using the equity method.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

(d) Derivative Instruments and Hedging Activities

With the adoption of the new Canadian GAAP standards relating to derivative instruments and hedging activities effective January 1, 2007, the accounting for derivative instruments and hedging activities under Canadian GAAP is substantially harmonized with United States GAAP, with the exception of the accounting for certain embedded derivatives. Under Canadian GAAP, we do not bifurcate and separately account for foreign-currency derivatives embedded in a non-financial instrument host contract when specified conditions are met.

Prior to the adoption of the new Canadian standards, significant differences arose between Canadian GAAP and United States GAAP with respect to the recognition of derivatives and accounting for certain hedging relationships. Under United States GAAP, all derivatives must be recorded on the balance sheet at fair value. Under Canadian GAAP, certain derivatives were not recorded until settled. Also, under United States GAAP any ineffectiveness measured on derivative instruments that qualify for hedge accounting is reported in net earnings.

In 2003, we settled the dividend rate swaps used to hedge certain preferred shares. These dividend rate swaps were used to effectively convert the fixed-rate dividends on the preferred shares to floating-rate dividends. Under Canadian GAAP, the proceeds received on settlement were being deferred and amortized against preferred dividends over the remaining original terms of the swaps extending to 2007. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and the settlement gain was recorded through earnings when realized. Effective with the adoption of the new Canadian standards relating to derivatives and hedging activities, the remaining unamortized gain has been credited to retained earnings as at January 1, 2007.

(e) Discontinued Operations

Differences between Canadian GAAP and United States GAAP will cause the carrying values of the net assets of certain discontinued operations to be different.

(f) Investments

With the adoption of the new Canadian GAAP standards relating to financial instruments effective January 1, 2007, the accounting for investments under Canadian GAAP is substantially harmonized with United States GAAP.

Prior to the adoption of the new Canadian standards, significant differences arose between Canadian GAAP and United States GAAP with respect to the measurement of certain securities. Under United States GAAP, we classify our investments as available-for-sale and record changes in their fair value through other comprehensive income when the securities are publicly-traded.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction, whereas under United States GAAP borrowing costs must be attributed to all assets under construction and capitalized accordingly.

(h) Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (“FIN 48”), effective for fiscal years beginning after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, significant differences may arise as we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not of being realized.

The cumulative effect of adopting FIN 48 on January 1, 2007 resulted in a decrease of $636 million in our opening deficit as reported under United States GAAP.

(i) Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Changes in our ownership interest will cause a difference in any resulting gains or losses.

BCE’s ownership of Bell Aliant has been reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP as the transaction is deemed to have occurred at carrying value. For US GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus, adjusted for previously existing US and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for US GAAP purposes.

During the three months ended March 31, 2007, BCE’s ownership of Bell Aliant decreased, resulting in a dilution gain under Canadian GAAP. As there is a difference in the carrying value of BCE’s investment in Bell Aliant under United States GAAP, the resulting dilution gain recorded under Canadian GAAP has been adjusted.

(j) Stock issuance Costs

Under United States GAAP, stock issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge stock issue costs to retained earnings.

(k) Comparative Periods

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), to address the observed diversity in quantification practices of unadjusted differences with respect to annual financial statements. SAB 108 requires that misstatements in the current year financial statements be quantified using both a balance sheet and an income statement approach and evaluated as to whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006 and on initial application, permits a one-time cumulative effect adjustment to beginning retained earnings.

Effective December 31, 2006 we adopted SAB 108 and increased our opening deficit as at January 1, 2006 as reported under United States GAAP by $328 million relating to the capitalization of borrowing costs. The amounts for the comparative interim periods have been adjusted accordingly.

Unrelated to our adoption of SAB 108, we also made corrections to prior periods related mainly to embedded derivatives and available-for-sale investments. We recorded gains on embedded derivatives that were previously not included in United States GAAP net earnings. We also reversed unrealized gains on available-for-sale investments in non-public companies previously recorded in other comprehensive income. The amounts for the comparative interim periods have been adjusted accordingly.